UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

(Final Amendment)

___________________

TAIWAN LIPOSOME COMPANY, LTD.

(Name of Issuer)

COMMON STOCK, PAR VALUE NT$10 PER SHARE

(Title of Class of Securities)

874038102(1)

(CUSIP Number)

Burrill Life Sciences Capital Fund III, L.P.
One Embarcadero, Suite 3700
San Francisco, CA 94111
Attn: Andrew Jensen
(415) 875-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depository Shares (“ADSs”). Each one ADS represents two Common Shares. Beneficial ownership reported herein is based on common stock, not ADSs.

CUSIP No. 874038102 (1)

1.	Names of Reporting Persons Burrill Life Sciences Capital Fund III, L.P. (“Burrill”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
3,418,010
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
3,418,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,418,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
4.6%(2)
14.	Type of Reporting Person (See Instructions)
PN

(1)	This CUSIP number applies to the Issuer’s American Depository Shares (“ADSs”). Each one ADS represents two Common Shares. Beneficial ownership reported herein is based on common stock, not ADSs.
(2)	This calculation is based on 74,188,934 shares of Common Stock, par value NT$10 per share, outstanding as reported in the Issuer’s Handbook for the 2020 Annual General Meeting filed with the U.S. Securities and Exchange Commission on May 4, 2020.

CUSIP No. 874038102 (1)

1.	Names of Reporting Persons Kearny Venture Associates II, LLC (“KVA II”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
3,418,010
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
3,418,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,418,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
4.6%(2)
14.	Type of Reporting Person (See Instructions)
OO

(1)	This CUSIP number applies to the Issuer’s American Depository Shares (“ADSs”). Each one ADS represents two Common Shares. Beneficial ownership reported herein is based on common stock, not ADSs.
(2)	This calculation is based on 74,188,934 shares of Common Stock, par value NT$10 per share, outstanding as reported in the Issuer’s Handbook for the 2020 Annual General Meeting filed with the U.S. Securities and Exchange Commission on May 4, 2020.

Item 1. Security and Issuer

This Amendment Number 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 29, 2019 (the “Original Filing”) by the Reporting Persons relating to the common stock, par value NT$10 per share (the “Common Stock”) of Taiwan Liposome Company, Ltd., a company limited by shares organized under the laws of the Republic of China (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing. The Issuer’s principal office is located 11F-1, No. 3 Yuanqu Street, Nangang District, Taipei City 11503, Taiwan, Republic of China and its telephone number is +886 2 2655 7377. The Issuer first registered a class of securities under the Securities Exchange Act of 1934 on November 20, 2018 in connection with the Issuer’s initial public offering of American Depositary Receipts issued in respect of the Common Stock. This is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2. Identity and Background

(a) The persons and entities filing this Schedule 13D are Burrill Life Sciences Capital Fund III, L.P., a Delaware limited partnership (“Burrill”) and Kearny Venture Associates II, L.L.C., a Delaware limited liability company (“KVA II”), which is the general partner of Burrill.

(b) The address of the principal place of business for each of the Reporting Persons is c/o Burrill Life Sciences Capital Fund III, One Embarcadero, Suite 3700, San Francisco, California 94111.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of Burrill is to make investments in private and public companies. The principal business of KVA II is to serve as the general partner of Burrill.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Burrill is a Delaware limited partnerships. KVA II is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the Common Stock purchased and currently owned by the Reporting Persons is $2,180,320. The source of the funding for the purchases of the Common Stock was the general working capital of Burrill.

On April 16, 2020, the Reporting Persons sold 1,769,911 shares of the Common Stock for an aggregate sale price of $5,358,292.

Item 4. Purpose of Transaction

The Reporting Persons acquired their positions in the Common Stock for investment purposes. The Reporting Persons acquired the shares of Common Stock through offerings made by the Issuer in 2009 and 2011 prior to the Issuer becoming a public company in the United States. While the Reporting Persons do not have any current plans, proposals or agreements with respect to the shares of Common Stock except as otherwise disclosed herein, the Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,418,010 shares of Common Stock, representing approximately 4.6% of the Issuer’s outstanding Common Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:	-0-

(ii) Shared power to vote or to direct the vote:	Burrill and KVA II have shared power to vote or to direct the vote of the 3,418,010 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or direct the disposition of:	-0-

(iv) Shared power to dispose or to direct the disposition of:	Burrill and KVA II have shared power to dispose or direct the disposition of the 3,418,010 shares of Common Stock they beneficially own.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of Burrill, the general partners and limited partners of Burrill may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities on April 16, 2020. Accordingly, this Amendment constitutes an exit filing for each of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on December 6, 2019, Anupam Dalal (Burrill’s representative on the Issuer’s Board of Directors) resigned as a director effective the same date. Anupam Dalal ceased to be a manager of KVA II on November 1, 2019.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

Exhibit A	Agreement of Joint Filing (previously filed)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: June 19, 2020

BURRILL LIFE SCIENCES CAPITAL FUND III, L.P.

By: Kearny Venture Associates II, LLC,
its General Partner

By:	/s/ Andrew Jensen
Managing Director

KEARNY VENTURE ASSOCIATES II, LLC

By:	/s/ Andrew Jensen
Managing Director